3: Agreement on the Sale and Transfer

Exhibit 2.1

Asset Purchase Agreement

- "Agreement" -

between

1. Terminor Processing & Trade BV,

2. Ceramic Design International Holding BV,

3. Thermal Insulation Manufacturers BV,

1. - 3. in The Netherlands

- jointly referred to as "Sellers" or "Seller"-

4. Koninklijke Begemann Groep NV

(Royal Begemann Group)

in the Netherlands

and

TP&T (TOR Processing & Trade) B.V.

The Netherlands

- "Buyer"-

Seller, Royal Begemann Group and Buyer hereinafter - "Parties" -

Preamble

The Sellers are engaged in the manufacturing and distribution of chemical products. The Seller desires to sell and Buyer desires to purchase certain of the assets of Seller, on the terms and conditions set forth in this Agreement;

In consideration of the premises and the mutual covenants contained herein, the Parties hereto hereby agree as follows:
1.	Definitions
When used in this Agreement the terms defined in 1. shall have the meanings set forth below:

Assets:	all of the assets used in connection with the Business as of the Closing date, including, but not limited to, the IPR, as listed in Annex 1 attached hereto;
Business:	the business of the Seller consisting in the manufacturing and distribution of chemical products as conducted at Closing;
Companies:	all of the companies: Terminor Processing & Trade BV, Ceramic Design International Holding BV, Thermal Insulation Manufacturers BV;
Closing:	Date defined in 2.2;
Dutch Notary:	the Civil Law Notary Hendrik Bennebroek Gravenhorst the Dutch Lawfirm Loyens&Loeff, Weena 690, 3012 CN Rotterdam, The Netherlands;
Employees:	the employees indicated in 8.2;
Dutch Plant:	plant at Burgemeester Moslaan 13, 8051 CP Hattem, The Netherlands and all Assets related thereto;
IPR:	Intellectual Property Rights as specified in Annex 5 (Warranties), Schedule 4, including, but not limited to any and all rights related to the name "TP&T";
Liabilities:	the liabilities assumed by Buyer as defined finally and binding in Annex 2;
Norwegian Plant:	the Assets related to the plant at Sandes Industrio M Räde 8230 Sultjelma, Norway;
Permits:	all licences, consents and other permissions and approvals used by Sellers in connection with the carrying on of the Business, specified in Annex 3, Schedules 1 and 2;
Purchase Price:	price as defined in 3.1;
VKS:	the Dutch entity VKS raadgevende ingenieurs Bouw, Milieu, Akoestik, Bouwfysica, Energie, with its office at Stationsstraat 9, Postbus 260, 9400 AG Assen, The Netherlands.

2.		Sale and Transfer
2.1

Subject to the terms and conditions of this Agreement, the Seller hereby sells and undertakes at the Closing, to convey, assign, transfer and deliver to Buyer, and Buyer hereby purchases and undertakes to acquire all of the Assets. The Assets shall be conveyed by such bills of transfer, assignments and other documents of transfer as may be reasonably deemed necessary by the Parties in accordance with the laws of the Netherlands.

2.2		The Closing shall take place on 16 May 2001 (the "Closing date" or "Closing"),
2.3		Prior to Closing Buyer and Sellers shall have sought the approval of third parties where necessary to transfer the Assets (including contracts) listed in Annex 1.
2.4

Buyer will at Closing assume and accept the Liabilities (as listed in Annex 2) and indemnifies and holds harmless Sellers from and against claims from third parties in relation to such Liabilities. For the avoidance of doubt it is agreed that Buyer shall only assume such Liabilities and no other liabilities in relation to the Business up to Closing.

3.		Purchase Price
3.1		The purchase price for the Assets is United States Dollars ("USD") 3,700,000.00 (in words: Three Million Seven Hundred Thousand United States Dollars). The purchase price is allocated as follows:
	Land and building (immovable Assets) at Dutch plant	USD 210,000.00
	Equipment (all movable Assets) at Dutch plant	USD 1,500,000.00
	Goodwill	USD 1,490,000.00
	Total at Dutch Plant	USD 3,200,000.00

	Equipment (selected movable Assets) at Norwegian Plant	USD 500,000.00

3.2		The purchase price shall be payable as follows:
3.2.1		A first instalment in the amount of USD 2,800,000.00 shall be payable to the Sellers at Closing.
3.2.2		A second instalment in the amount of USD 300,000.00 shall be payable on 31 January, 2002 from the Buyer to the Sellers directly.
3.2.3		A third instalment in the amount of USD 300,000.00 shall be payable on 31 March, 2002 from the Buyer to the Sellers directly.
3.2.4		A fourth and last instalment in the amount of USD 300,000.00 shall be payable on 31 May, 2002 from the Buyer to the Sellers directly.
3.3.1

The Buyer shall pay the instalments referred to in 3.2.2, 3.2.3 and 3.2.4 to the Seller on the due date as per 3.2.2, 3.2.3 and 3.2.4, provided that the Buyer has not issued a statement - including reasonable documentation to substantiate such infringement - to the Seller stating that the Seller has infringed any of its obligations under this Agreement. If the Buyer has issued such a statement within 10 calendar days prior to the due date as per 3.2.2, 3.2.3 and 3.2.4 for payment of the respective instalment, the respective instalment shall be paid into the escrow account established at the Dutch Notary until such time the Parties have reached agreement on the settlement of the infringement or the dispute has been settled in accordance with article 13.8.

3.3.2		In the event that
3.3.2.1		Buyer can not remove the Assets related to the Norwegian Plant free from any rights of any third party within 60 calendar days after Closing, and
3.3.2.2

that the Sellers are not able to provide all Assets related to the Norwegian Plant free from any rights of any third party to the Buyer within a remedy period of 90 calendar days commencing upon expiry of the period defined in 3.3.2.1, then the Buyer shall have as exclusive remedy the right to deduct an amount of USD 500,000.00 from the Purchase Price.

3.4

In the case of late payment, interest shall be payable at a rate of 10 percentage points p.a. from the date payment is due. No notice is necessary for this interest to be payable. A case of late payment shall be excluded if the Buyer has issued a statement as outlined in 3.3 and to the extent the Buyer has paid the particular amount into the escrow account at the Dutch Notary.

3.5.1

The Buyer shall transfer the first instalment (3.2.1) to the escrow account established at the Dutch Notary. The Buyer shall procure that the Dutch Notary transfers this first instalment to the Seller to the Seller's account no. 178900990 at the Rabo-Bank, Breda, The Netherlands. Each transfer shall be performed, stating as the reason for payment "TP&T". When payment is received, notice shall be given by Seller to Buyer, such notice to be received by 11 a.m. of the day following the day of receipt of payment.

3.5.2		The Buyer shall transfer all other instalments directly to the Seller's account.
3.6

The Buyer shall procure that TOR MINERALS INTERNATIONAL Inc., 722 Burleson Street, Corpus Christi, Texas 78402, issues at Closing a guarantee described in Annex 4 to secure the execution of the payment of the purchase price. This guarantee shall be valid only to the amount of the outstanding and due instalments of the purchase price and shall expire on 30 June 2002 at the latest, provided no claims for payment have been made under such guarantee in which case the guarantee shall expire at the date of full payment of the purchase price or at the date of settlement of the respective issue.

3.7		The Buyer shall grant to the Seller at Closing liens on the Assets which
3.7.1

are subordinate to any liens, encumbrances, whatsoever which the Buyer has granted or will grant to any third party which is not an affiliate to the Buyer, in obtaining a loan or credit facility not exceeding an amount of USD 750,000.00,

3.7.2

and which shall be valid only to the amount of the outstanding instalments of the purchase price and any accrued interest thereon ("Second Liens"). Any costs related to such Second Liens shall be borne by the Seller.

3.8

It is agreed that certain running costs of the Business over the month of May 2001 shall be split between Seller and Buyer such that the costs relating to the period up to 16 May, 2001 shall be for the account of Seller and the costs relating to the period as from 16 May, 2001 shall be for the account of Buyer. Seller and Buyer shall settle at Closing any such amount to be specified in a schedule to be agreed between the Parties.

3.9

Terminor Processing & Trade B.V. has entered into an agreement with VKS a copy of which will be attached to this agreement as Annex 9 (the "VKS Agreement"). Seller shall pay to Buyer an amount of NLG 154,541.00 (in words: one hundred and fifty-four thousand five hundred and forty one Dutch Guilders) and Buyer shall at Closing assume all rights of Terminor Processing & Trade B.V. under the VKS Agreement and the obligation of Terminor Processing & Trade B.V. under the VKS Agreement to pay the amount of NLG 154,541.00 (in words: one hundred and fifty-four thousand five hundred and forty one Dutch Guilders). Buyer shall accept the full rights, remedies and risks of Terminor Processing & Trade B.V. with respect to the VKS Agreement.

4.		Warranties
4.1		Warranties of the Seller
The Seller warrants that upon the signing of this Agreement the warranties set out in Annex 5 to this Agreement are true and accurate and shall still be true and accurate at Closing.
4.2		Warranties of the Buyer
The Buyer warrants the following:
4.2.1

The Buyer has the requisite power and authority to enter into and perform this Agreement and is not hindered by its Articles of Association, any other contract or any judicial or administrative decision to do so.

4.2.2		There are no pending voluntary or involuntary proceedings against Buyer relating to bankruptcy, insolvency or liquidation.

5.		Legal Remedies in case of Violation of Warranties
5.1.1

In the event of violation of any the warranties made in Annex 5 or any other violation of an obligation of the Seller out of this Agreement, Seller shall pay to Buyer all Buyer's damages. The Seller shall not be liable for the payment of any damages insofar as the aggregate amount of these exceed USD 2,000,000.00 (USD two millions).

5.1.2

Clause 5.1.1 shall not affect any other rights of the Buyer, including but not limited to (1) the Buyer's rights to set-off the outstanding portions of the purchase price against the Buyer's claims on the Seller which are not under dispute and (2) the Buyer's rights as defined in 5.2.

5.2		The Seller shall hold harmless the Buyer from any and all claims of third parties related to the Business which relate to the period on or before Closing, including but not limited to
5.2.1		liabilities towards governmental institutions (e.g. taxation, social security);
5.2.2

liabilities towards employees or former employees of either of the companies of the Seller-, especially claims in relation to the transfer of an enterprise from the Sellers to the Buyer arising from employees which are not listed as Employees in 8.3.

6.		Limitation
6.1		Provided that 6.2 and 6.3 do not state otherwise, the Buyer shall not be entitled to execute any claims against the Sellers if they are not asserted in writing at the latest by May 31, 2002.
6.2		Warranty claims of Buyer against Seller arising under any one of the following:
6.2.1		non-adherence to provisions of taxation and social security (especially as a result of non-retained taxes, non-payment of taxes, import duties, social law contributions) and other levies;
6.2.2		claims by employees or former employees of the Seller, especially claims in relation to the transfer of an enterprise from the Seller to the Buyer;
6.2.3		claims by a third party related to an alleged right of such third party to an Asset as specified in Annex 1, as a result of breach of 5.2 of the Warranties;
6.2.4

shall be time-barred at the earliest six months after elapse of the limitation period of the respective claims. For claims based on liability for intentional breach, the statutory limitation periods shall apply.

6.3		Buyer shall not be entitled to execute any claim against the Sellers with respect to clause 4.4 of Annex 5 (contamination) if they are not asserted in writing at the latest by May 16, 2004.

7.		Defence of Claims

The Parties shall co-operate with each other in resolving or attempting to resolve any third party claim and will allow each other access to all books and records which might be useful for such purpose during normal business hours and at the place where the same are normally kept. Such books and records shall be subject to duty of confidentiality, except for disclosure and necessary for resolving such third party claim or otherwise required by applicable law or stock exchange rules.

Buyer shall use its best efforts to limit the damages to be claimed from Seller on the basis of Article 5 hereof to the extent possible.

8.		Conditions precedent to Closing
The obligation of Buyer to acquire the Assets on the Closing date is subject to the satisfaction of the following conditions on or before the Closing date, any of which may be waived by Buyer:
8.1		All representations and warranties contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing date.
8.2

The employees Dr. O. Karasch, M.G. Veldkamp, J. Baars, J.G. Hebels, J.J. Groteboer, B. Anvari, E. Kruithof, A.F. van Delden, R. van Katwijk-Voskuil ("Employees") have declared in writing that they do not object to the transfer of their employment contracts to the Buyer.

9.		Steps to be taken by the Parties at Closing
9.1		Subject to the terms and conditions hereof, the Closing of the transactions provided for herein shall take place at the office of the Dutch Notary on May 16, 2001.
9.2		At the Closing, the Parties shall do the following:
9.2.1		The Seller shall provide copies of the declarations of the employees outlined in 8.3.;
9.2.2		the Seller shall to the extent possible transfer and assign all Permits to the Buyer;
9.2.3		the Parties shall sign agreements on the transfer of legal title of the Assets as attached hereto (Annex 6: transfer of movable Assets; Annex 7: transfer of immovable Assets - "Closing Agreement");
9.2.4		the Buyer shall instruct the Dutch Notary to pay to Seller the amount set forth 3.2.1 by bank or certified check or by wire transfer;
9.2.5		Seller shall pay to Buyer the amount as set forth in Article 3.9.

10.		Competition
On Closing the Parties shall enter into a Non-Competition Agreement (Annex 8).

11.		New permits

The Seller shall at all times as the Buyer may reasonably require fully co-operate with the Buyer so that the Buyer may obtain new permits or extend or transfer existing Permits in order to properly continue the Business. All public fees arising out of new permits shall be borne by the Buyer.

12.		RBG Guarantee

By co-signing this Agreement Koninklijke Begemann Groep N.V. guarantees to Buyer as its own and independent obligation the fulfilment by Sellers of any and all of their obligations under this Agreement including its Annexes.

13.		Miscellaneous
13.1		Communication of Information

All information of legal significance in connection with this Agreement must be communicated in writing to, served at, or sent by registered letter, telex or fax to the following addresses or to other addresses of which the Parties inform each other in writing at a later date:

	To the Seller:	TOR Minerals International Inc.
Attn: Richard L. Bowers
722 Burleson Street, PO Box 2544
Corpus Christi, TX 78403, USA
Tel: 001 / 361 / 883 / 5591
Fax: 001 / 361 / 883 / 5591
623:

	To the Buyer:	Koninklijke Begemann Groep NV
Attn: Bart Jan Keijzer
Claudius Prinsenlaan 146 Gebouw A
NL 4818 CP Breda, The Netherlands
Tel. 0031 (0) 765 71 53 68
Fax: 0031 (0) 765 71 55 86

13.2		Costs
13.2.1

Each party shall bear the costs incurred by it in connection with the negotiation, signing and execution of this Agreement, including the fees and costs of its advisors. Court costs and notarial fees arising out of this agreement and any fees of a government authority (e.g. cartel office) shall be borne by the Parties equally. The Sellers shall bear the costs arising out of the cancellation of any encumbrances (e.g. mortgages) registered on any of the Assets

13.2.2

The Buyer shall bear the real estate transfer tax on the transfer of the real estate. The Parties have agreed that the fair market value of the real estate is USD 210,000.00 (in words: two hundred and ten thousand United States Dollars), as included in the purchase price for the Assets.

13.2.3

The Parties intend that the Business should be transferred to Buyer as a going concern from the Closing and that article 31 of the "Wet op de Omzetbelasting 1968" will apply to the transfer of the Business hereunder. The Parties will use their best efforts to secure that the sale and transfer of the Business is treated as value added tax ("VAT") exempt supply of goods or services. If VAT should be determined by the Netherlands tax authorities to be chargeable on the transfer of the Business hereunder, or any part thereof, then Buyer agrees that VAT will be payable on the Purchase Price specified in this agreement and Buyer will (on being supplied by Seller with a valid VAT invoice) pay the amount of any such VAT, provided however that such payment obligation only shall come into existence to the extent that the VAT shall be refunded to the Buyer.

13.3		Confidentiality, Announcements

The Parties undertake to keep secret the contents of this Agreement and not to disclose them to third Parties, except to the extent that disclosure is prescribed by law, stock exchange rules, or by the order or an authority or a court of law. Press statements, including any kind of announcement of success (tombstones), relating to this agreement must be discussed and agreed between the Parties in advance.

13.4		Completeness of this Agreement

This Agreement comprises all matters agreed upon between the Parties with reference to the object of this agreement and replaces all earlier oral or written contracts or agreements on this matter. This Agreement may be altered or set aside only by written agreement between the Parties, except in the case that stricter formal requirements are imposed by statute. The headings in this Agreement are intended only for the purpose of clarity and shall not be construed as interpreting, restricting or extending its provisions.

13.5		Waiver

To the extent permitted by law the _arties hereby waive their rights under article 6:265 to 6:272 inclusive of the Civil Code of the Netherlands to rescind (ontbinden) or demand in legal proceedings the rescission (ontbinding) of this agreement.

13.6		Joint and several liability
Each of the Sellers shall be jointly and severally liable for all obligations of the Seller encompassed in this Agreement including its Annexes.
13.7		Applicable Law, Legal Venue

This Agreement shall be governed by the law of The Netherlands and shall be construed in accordance with this law; however, the provisions of Dutch international private law on referring matters to the law of another jurisdiction are excluded.

13.8		Arbitration

All disputes arising in connection with the present Agreement shall be finally settled under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by 3 (three) arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Rotterdam. The language of the arbitration shall be English.

13.9		Severability

If any provision of this Agreement is invalid or unenforceable, this shall be without prejudice to the validity or enforceability of the other provisions of this agreement. If a provision is declared to be invalid or unenforceable, the Parties shall renegotiate such a provision according to the requirements of good faith in such a way that the invalid or unenforceable provision is replaced by a valid or enforceable provision whose effect is as close as possible to the effect of the invalid or unenforceable provision, in order to effect the business intentions of the Parties as far as possible. The same shall apply if it is necessary to fill any gaps in this Agreement.

13.10		Assignability
Assignment of the Parties' claims under this Agreement may be effected only with the consent of the other Party.
13.11		Annexes
Annexes 1 to 9 form an integral part of this Agreement.

Annexes:
		Date	page(s)
A1	Assets
A2	Liabilities
A3	Permits
A4	Guarantee issued by TOR MINERALS INTERNATIONAL Inc.
A5	Warranties	09.05.2001	6
A6	Transfer of Real Estate
A7	Closing-Agreement	16.05.2001	2
A8	Non-Competition Agreement	16.05.2001	3
A9	VKS-Agreement

[Place] ___________________, [Date] _________________________

________________________________________________________

Seller

[Place] ___________________, [Date] _________________________

________________________________________________________

Buyer